Mail Stop 3561

January 8, 2010

By U.S. Mail and facsimile to (262) 780-3655

Donald F. Mardak
Chief Executive Officer and President
International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, Wisconsin 53151

      Re: **International Monetary Systems, Ltd.**
                Form 10-K for the Year Ended December 31, 2008
                Filed April 8, 2009
                File No. 000-30853

Dear Mr. Mardak:

      We have reviewed your response dated December 9, 2009 to our comment letter of November 25, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Item 9A(T)-Controls and Procedures, page 10

Disclosure Controls and Procedures, page 10

1. We note your response to comment one of our letter. Please include the specific reference to your principal executive and principal financial officers (that is, "…our management, *including our principal executive and principal financial officers, or persons performing similar functions....*") in the third paragraph of your response to comment three of our September 25, 2009 letter, as indicated in Exchange Act Rule 13a-15(e). Please confirm that you will also provide the correct language in future Form 10-Qs.

Signatures, page 22

2. We note your response to comment four of our letter and we reissue the comment
    in part. Please confirm that your amended 10-K will be signed *exactly* as
    provided in the form. The second part of the signature section must be signed in
    their capacity by your *principal financial officer and your controller or principal
    accounting officer*. In addition, please confirm that the introductory language to
    the signatures will be *exactly* as provided in the form. See Form 10-K and
    General Instruction D(2)(a).

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202)
551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director